UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

ANGIOTECH PHARMACEUTICALS, INC.
(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in
this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-_____.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	Angiotech Submits Application For European Regulatory Approval For Its Vascular Wrap™ Product Positive Two-Year Data Results Supports CE Mark Application

FORWARD-LOOKING STATEMENTS

Statements contained in this press release or in our other written or oral public communications that are not based on historical or current fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", "hopes" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements in this release include but are not limited to the statements regarding; financial benefits to Angiotech that could potentially be realized in Angiotech's vascular business, the ability of Angiotech to successfully develop and commercialize the Vascular Wrap paclitaxel-eluting mesh, the ability of Angiotech to find other potential uses for the product, that a substantial market exists for the product, and the successful initiation, completion and outcome of the clinical trials referred to in the press release. Such forward-looking statements are based on assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. The assumptions include; that Angiotech will have the ability to market and sell the product itself, that the market potential for the product is significant, that Angiotech will be able to obtain regulatory approval to develop and commercialize the products referred to in the press release and that the outcomes of the clinical trials referred to in the press release will be positive. The risks and uncertainties include, among others; the timing of, and safety and efficacy results from, the clinical trials referred to in the press release, decisions made by Angiotech based on these results, the ability to obtain regulatory approval to develop and commercialize new products, the ability to manufacture sufficient quantities of product for development and commercialization activities and to do so in a timely and cost efficient manner, the competitive environment for such products, the ability to persuade physicians to use the products, the availability of resources and funding, the potential size of the market for the product, and the risks and uncertainties associated with the business and described in Angiotech's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: Nov 16, 2006   By: /s/
                                      Name: K. Thomas Bailey
                                      Title: Chief Financial Officer

Exhibit 1



FOR IMMEDIATE RELEASE
PRESS RELEASE
November 16, 2006

ANGIOTECH SUBMITS APPLICATION FOR EUROPEAN REGULATORY APPROVAL FOR ITS VASCULAR WRAP™ PRODUCT

Positive Two-Year Data Results Supports CE Mark Application

VANCOUVER, BC, November 16, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced that it has submitted an application for a CE Mark for its Vascular Wrap™ paclitaxel-eluting mesh / ePTFE vascular graft combination product on the strength of the results from its European first-in-man study.

"This filing is an important milestone for Angiotech," said William Hunter, MD, President and CEO of Angiotech. "With the acquisition of the vascular graft product line from Edwards Lifesciences last year, as well as the acquisition this year of American Medical Instruments, we believe we are well positioned to capitalize on and economically benefit from this potentially category-defining product.

"We believe the market potential for our Vascular Wrap product could be significant. With the results from the two-year European study and our upcoming trials in AV Access in the UK and US, we believe that we have the potential to build a significant vascular franchise."

Positive Trial Results
The two-year trial which supports the CE Mark application produced evidence that treatment with the Vascular Wrap reduced the overall incidence of leg amputation and prolonged limb retention time in patients suffering from late stage peripheral arterial disease who underwent bypass surgery. For the patients that required an amputation during the study period, the mean interval to amputation for patients treated with the Vascular Wrap was 156 days – more than double the mean interval to amputation for the control, which was 76 days. At the same time, the Vascular Wrap appeared to be well tolerated, with no adverse events being considered related to the use of the product.

About peripheral arterial disease
Peripheral vascular disease, especially peripheral arterial disease (PAD), is an important cause of morbidity and mortality among the aging population worldwide. Artery stenosis or occlusion causes reduced blood flow, decreased mobility, and limb loss in the later disease stages. For patients with severe occlusion and stenosis, small vessel occlusion, calcified lesions, as well as those with diabetes, surgical bypass, which involves vascular grafting, provides a final option to manage the occlusion(s) prior to amputation. The trial results used to support the CE Mark application show trends that suggest the use of the Vascular Wrap in these procedures may increase the success rates of vascular graft surgery.

Vascular Wrap™ Paclitaxel-Eluting Mesh / ePTFE Graft Combination Product
Angiotech's Vascular Wrap™ paclitaxel-eluting mesh / ePTFE graft combination product technology is being developed for use in hemodialysis access and peripheral arterial bypass surgery. It is a combination product consisting of both the ePTFE graft and the Vascular Wrap paclitaxel-eluting mesh. The Vascular Wrap component is a biodegradable mesh implant incorporating Angiotech's paclitaxel technology in a novel biomaterial with the goal of mitigating scar formation caused by abnormal blood flow thereby potentially enhancing graft patency rates in AV-access patients as well as in peripheral bypass procedures.

Note on Forward Looking Statements:

Statements contained in this press release or in our other written or oral public communications that are not based on historical or current fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", "hopes" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements in this release include but are not limited to the statements regarding; financial benefits to Angiotech that could potentially be realized in Angiotech's vascular business, the ability of Angiotech to successfully develop and commercialize the Vascular Wrap paclitaxel-eluting mesh, the ability of Angiotech to find other potential uses for the product, that a substantial market exists for the product, and the successful initiation, completion and outcome of the clinical trials referred to in the press release. Such forward-looking statements are based on assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. The assumptions include; that Angiotech will have the ability to market and sell the product itself, that the market potential for the product is significant, that Angiotech will be able to obtain regulatory approval to develop and commercialize the products referred to in the press release and that the outcomes of the clinical trials referred to in the press release will be positive. The risks and uncertainties include, among others; the timing of, and safety and efficacy results from, the clinical trials referred to in the press release, decisions made by Angiotech based on these results, the ability to obtain regulatory approval to develop and commercialize new products, the ability to manufacture sufficient quantities of product for development and commercialization activities and to do so in a timely and cost efficient manner, the competitive environment for such products, the ability to persuade physicians to use the products, the availability of resources and funding, the potential size of the market for the product, and the risks and uncertainties associated with the business and described in Angiotech's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 17 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Investors:	**Media:**
Deirdre Neary	David Scott
Manager, Investor Relations	Fleishman Hillard
Angiotech Pharmaceuticals, Inc.	david.scott@fleishman.ca
dneary@angio.com	(416) 645-8177
(604) 222-7056	

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